

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2021

Lawrence Diamond
Chief Executive Officer
Mitesco, Inc.
601 Carlson Parkway
Suite 1050
Minnetonka, MN 55305

       Re: Mitesco, Inc.
           Registration Statement on Form S-1
           Filed April 27, 2021
           File No. 333-255522

Dear Mr. Diamond:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance